UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Master Silicon Carbide Industries, Inc.

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(Name of Issuer)

Common Stock, $0.001 par value per share

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(Title of Class of Securities)

57636C105

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(CUSIP Number)

Shad Stastney

Vicis Capital LLC

445 Park Avenue, Suite 1901

New York, NY 10022

(212) 909-4600

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2011

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 57636C105

1)	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vicis Capital LLC 45-0538105

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3)	SEC Use Only

4)	Source of Funds (See Instructions) OO — funds of its advisory client

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	Sole voting power 19,544,349

	8)	Shared voting power 0

	9)	Sole dispositive power 19,544,349

	10)	Shared dispositive power 0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 19,544,349

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [ ]

13)	Percent of Class Represented by Amount in Row (11) 89.3%

14)	Type of reporting person. (See Instructions) IA

Item 1.	Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $0.001 per share (the “Common Stock”), of Master Silicon Carbide Industries, Inc. (the “Issuer”). The address of the Issuer’s principal executive offices is 558 Lime Rock Road, Lakeville, Connecticut 06039.

Item 2.	Identity and Background

(a)	The name of the reporting person is Vicis Capital, LLC (“Vicis”). All 19,544,349 shares reported on this Schedule are held directly by Vicis Capital Master Fund (the “Fund”), for which Vicis acts as investment advisor. Vicis may be deemed to beneficially own such 19,544,349 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by the Fund to Vicis.

(b)	The address of Vicis is 445 Park Avenue, Suite 1901, New York, NY 10022.

(c)	Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to the Fund.

(d)	Vicis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Vicis has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vicis Capital, LLC is a limited liability company organized under the laws of the state of Delaware.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each member of Vicis (the “Insiders”):

Members of Vicis Capital, LLC

Name	Occupation
Shad Stastney	Member and Chief Operating Officer
John Succo	Member and Chief Investment Officer
Sky Lucas	Member and Head of Global Convertible Arbitrage

The business address of each of the Insiders is 445 Park Avenue, Suite 1901, New York, NY 10022. To Vicis’s knowledge, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Fund previously acquired (i) 1,410,864 shares of Common Stock; (ii) 705,993 shares of the Issuer’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”), which are convertible into 7,059,930 shares of Common Stock; (iii) 920,267 shares of the Issuer’s Series B Convertible Preferred Stock (the “Series B Preferred Stock”), which are convertible into 9,202,670 shares of Common Stock; and (iv) a warrant (the “Warrant”) to purchase 1,764,982 shares of Common Stock, with an expiration date of September 1, 2011 and an exercise price of $1.25 per share.

On September 1, 2011, upon expiration of the Warrant, the Issuer issued to the Fund a new warrant having an expiration date of September 1, 2012 and otherwise having identical terms as the Warrant (including an identical exercise price and number of shares into which it is exercisable). The Issuer issued this new warrant in order to facilitate the Issuer’s future financing activities.

During the last 60 days, the Fund has acquired 105,903 shares of Common Stock as a dividend payment paid by the Issuer to all holders of the Series A Preferred Stock.

As a result of the foregoing transaction, when the 1,516,767 shares of Common Stock owned by the Fund are aggregated with the 7,059,930 shares of Common Stock underlying the Series A Preferred Stock, the 9,202,670 shares of Common Stock underlying the Series B Preferred Stock and the 1,764,982 shares of Common Stock underlying the Warrant owned by the Fund, Vicis is deemed to beneficially own 19,544,349 shares of Common Stock.

Item 4. Purpose of Transaction.

Vicis, on behalf of the Fund, acquired the Common Stock, the Warrant, the Series A Preferred Stock and the Series B Preferred Stock of the Issuer for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund.

In connection with a purchase of certain securities from the Issuer, The China Hand Fund I, LLC acquired the right to designate four (4) members of the Issuer’s board of directors. One of the four individuals designated by The China Hand Fund I, LLC to serve as a member of the Issuer’s board of directors was Mr. Shad Stastney, a member of Vicis. Information regarding Mr. Stastney and his experience and qualifications is provided below.

Mr. Stastney is the Chief Operating Officer and Head of Research for Vicis Capital, LLC, a company he jointly founded in 2004. Mr. Stastney also jointly founded Victus Capital Management LLC in 2001. From 1998 through 2001, Mr. Stastney worked with the corporate equity derivatives origination group of Credit Suisse First Boston, eventually becoming a Director and Head of the Hedging and Monetization Group, a joint venture between derivatives and equity capital markets. In 1997, he joined Credit Suisse First Boston’s then-combined convertible/equity derivative origination desk. From 1994 to 1997, he was an associate at the law firm of Cravath, Swaine and Moore in New York, in their tax and corporate groups, focusing on derivatives. He graduated from the University of North Dakota in 1990 with a B.A. in Political Theory and History, and from the Yale Law School in 1994 with a J.D. degree focusing on corporate and tax law. Mr. Stastney is currently a director of several public companies.

Vicis and representatives of Vicis and the Fund have had discussions with senior management of the Issuer and may in the future have such discussions concerning ways in which the Issuer could maximize shareholder value.

Except as set forth in this Item 4, Vicis has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, but will continue to review this position based upon further developments.

As permitted by law, Vicis may purchase shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the Issuer and upon other developments, including general economic and stock market conditions.

Item 5. Interest in Securities of the Issuer

(a)	All 19,544,349 shares reported on this Schedule are held directly by Vicis Capital Master Fund, for which Vicis Capital, LLC acts as investment advisor. Vicis Capital, LLC may be deemed to beneficially own such 19,544,349 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital, LLC. The voting and dispositive power granted to Vicis Capital, LLC by Vicis Capital Master Fund may be revoked at any time. Vicis Capital, LLC disclaims beneficial ownership of any shares reported on this Schedule.

The foregoing 19,544,349 shares of Common Stock represent approximately 89.3% of the Issuer’s outstanding Common Stock (based upon 3,866,947 shares of Common Stock outstanding at November 18, 2011 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 18, 2011, plus 7,059,930 additional shares of Common Stock underlying the Series A Convertible Preferred Stock, 9,202,670 shares underlying the Series B Convertible Preferred Stock and 1,764,982 shares of Common Stock underlying the Warrant, and 19,544,349 shares of Common Stock deemed to be beneficially owned by Vicis).

(b)	For information on voting and dispositive power with respect to the above listed shares, see Items 7-10 of the Cover Pages.

(c)	Except as disclosed in Item 3 of this Schedule, Vicis has not effected any transaction in the Common Stock within the 60 days preceding the date of this Schedule.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 5, 2012

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Date

/s/ Andrew Comito

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Signature

Andrew Comito, Compliance Officer*

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Name/Title

*Executed pursuant to the authorization of the members of Vicis Capital, LLC attached as Attachment A to the Schedule 13D/A filed by Vicis Capital, LLC with respect to the Amacore Group, Inc. on October 1, 2009.